

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2025

Jeremy Allaire
Chairman and Chief Executive Officer
Circle Internet Group, Inc.
One World Trade Center
New York, NY 10007

> **Re: Circle Internet Group, Inc.**
> **Amendment No. 3 to**
> **Draft Registration Statement on Form S-1**
> **Submitted December 3, 2024**
> **CIK No. 0001876042**

Dear Jeremy Allaire:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 1, 2024 letter.

Amendment No. 3 to Draft Registration Statement on Form S-1

General

1. We continue to consider your responses to comments 3 through 7 from our letter dated July 2, 2024 and may have further comments.

2. In your comment letter responses 40, 42, and 43 in your letter dated August 6, 2024, you stated that you would enhance certain disclosures in future amendments. Based on review of the latest amendment, we are unable to find the enhanced disclosures. Please confirm that you will revise your disclosures in future amendments or tell us where these disclosures are currently located.

Risk factors
We are and may continue to be subject to litigation..., page 48

3.   We note your response and revisions to prior comment 10. Please address the following points in your next amendment or response letter, as applicable:

- We note your disclosure that you removed the FT Partners lawsuit from the Supreme Court of the State of New York to a federal court. Please revise to specifically name the federal court where the matter is currently pending.

- As previously requested, please revise to provide more specific, quantitative, disclosure regarding the relief sought, to the extent applicable. Refer to Item 103 of Regulation S-K.

Alternatively, please provide a more detailed analysis supporting your belief that the dispute with FT Partners is not a material pending legal proceeding as contemplated by Item 103 of Regulation S-K, as your response indicates.

Management's discussion and analysis of financial condition and results of operations
Collaboration Agreement with Coinbase and the Centre Acquisition, page 90

4.   We note that in August 2023, in connection with your entry into the Collaboration Agreement, you acquired the remaining outstanding 50% equity interest in Centre Consortium LLC from Coinbase. Please supplementally provide us with any agreement related to your acquisition of such equity interests, including any exhibits and attachments thereto.

Business
Reserve management standard, page 131

5.   We note your added disclosure that your reserve management standard limits the types of assets that may be included in EURC reserves to certain assets, including "(i) cash deposits at global banks, (ii) tri-party reverse repurchase agreements on an overnight basis fully collateralized by eligible assets with requisite margins...." Please revise your disclosure in the above-referenced romanette (ii) to clarify the nature of the "eligible assets with requisite margins" that you reference.

Note to Consolidated Financial Statements
Note 2: Summary of significant accounting policies
Assets segregated for the benefit of stablecoin holders, page F-11

6.   We note your response to prior comment 17 and object to the Company's conclusion that its investment in the Circle Reserve Fund is not an equity method investment under ASC Topic 323. As a result, please revise your accounting and disclosure to apply the equity method to your investments in this Fund for each period presented in your submission. Please also tell us whether there are any updates to your consideration for the need to provide financial statements for the Fund under Rule 3-09 of Regulation S-X as originally included as part of your response to comment 41 in our letter dated July 2, 2024.

7.   We note your response to prior comment 18. Please tell us how you account for USDC to pay other operating expenses, including how such activity is presented in the cash flow statement(s) and the amount of such payments in the periods presented.

      Please contact Michelle Miller at 202-551-3368 or Mark Brunhofer at 202-551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at 202-551-3552 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Richard D. Truesdell, Jr.